BD 3/5

SECI MMISSION

03013699

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 40855 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PILLAR FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 S. MAIN STREET, #335
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAITHAM ASHOO (HUTCH) (925) 356-6780
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID VOLKAR, C.P.A.
(Name – *if individual, state last, first, middle name*)

2261 MORELLO AVENUE, SUITE E (Address) PLEASANT HILL (City) CA (State) 94523-1880 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 03 2003
535

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF February, 2003
BY Haitham S. Ashoo

Natasha Doktorova
NOTARY PUBLIC

Notary Public

Signature

President & CEO

Title

NATASHA DOKTOROVA
COMM. # 1312663
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. JULY 9, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILLAR FINANCIAL SERVICES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN AUDITED
AND UNAUDITED NET CAPITAL
DECEMBER 31, 2002

| | UNAUDITED | AUDITED | DIFFERENCES |
|---|---|---|---|
| Total Assets | $ 158,786 | $ 162,279 | $ 3,493 |
| Less Total Liabilities | (107,790) | (113,665) | (5,875) |
| Less Non-allowable Assets | (39,337) | (36,631) | 2,706 |
| NET CAPITAL | $ 11,659 | $ 11,983 | $ 324 |

| | DIFFERENCES |
|---|---|
| **Total Assets** | |
| To reflect increase in cash due to voided check | $ 500 |
| To reflect increase in concessions recievable current for additional fees. | 5,699 |
| To reflect increase in depreciation due to acquisition of new assets. | (1,689) |
| To reflect decrease in other receivable | (1,017) |
| Total | $ 3,493 |
| **Total Liabilities** | |
| To reflect increase in accounts payable | (1,001) |
| To reflect additional pension contribution due | (537) |
| To reflect the increase in corporate taxes payable | (4,337) |
| Total | $ (5,875) |
| **Non allowable Assets** | |
| To reflect decrease in other | $ 1,017 |
| To reflect increase in depreciation due to acquisition of new assets. | 1,689 |
| Total | $ 2,706 |

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail dvolkar@volkarcpa.com
Fax (925) 609-8393

(925) 609-8227

REPORT ON INTERNAL CONTROL STRUCTURE
BASED SOLELY ON THE UNDERSTANDING OBTAINED AND
CONTROL ASSESSMENT MADE AS PART OF AN AUDIT OF THE
FINANCIAL STATEMENTS

Pillar Financial Services, Inc.
1600 S. Main Street, suite 335
Walnut Creek, CA 94596

I have audited the financial statements of Pillar Financial Services, Inc., for the year ended December 31, 2002, and have issued my report thereon dated February 25, 2003.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Pillar Financial Services, Inc., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance in the internal control structure.

The management of Pillar Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and the transactions are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate

because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the purpose of this report, I have the following recommendations and comments. Management has and should continue to follow through on basic internal control procedures:
a) marking invoices paid with the check number and date, and
b) obtaining proper documentation.

Management should coordinate classification and documentation of expenses more closely with the bookkeeping service so as to maintain proper classification of transactions. Management should follow through on ensuring that that the corporate minutes and state papers are maintained. The filing of the financial statements and all other procedures were done properly. Compliance with the NASD rules and guidelines (the main governing entity) appears to be in order. In addition, improvement in record keeping is shown by the discontinued usage of a cash clearing account. While the basis business structure and practices remained the same, several new account categories were used which more closely identified the expenses for management information. It has only a minor effect on the financial statement presentation and a negligible effect on the audit report. The overall internal control structure is adequate and provides a basis to render an opinion on the financial statement taken as a whole.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and accordingly, also considered to be material weaknesses as defined above. However, I believe none of the reportable conditions described above is a material weakness.

The report is intended for the information of the management of Pillar Financial Services, Inc.

David Volkar

David Volkar
Certified Public Accountant
Pleasant Hill CA 94523

February 25, 2003

# PILLAR FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2002

David H. Volkar
Certified Public Accountant

2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

David H. Volkar
Certified Public Accountant
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail
dvolkar@volkarcpa.com

Fax
(925) 609-8393

(925) 609-8227

# PILLAR FINANCIAL SERVICES, INC.



Table of Contents

**David H. Volkar**
**Certified Public Accountant**
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail dvolkar@volkarcpa.com
Fax (925) 609-8393
(925) 609-8227

# INDEPENDENT AUDITOR'S REPORT

Pillar Financial Services, Inc.
1600 S. Main Street, #335
Walnut Creek, CA 94596

I have audited the accompanying balance sheet of **Pillar Financial Services, Inc.**, as of **December 31, 2002 & 2001**, and the related statements of income and expenses, changes in stockholder equity, cash flows and computation of net capital for the years then ended. These statements are the responsibility of the management of Pillar Financial Services Inc. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects the financial position of Pillar Financial Services, Inc. as of December 31, 2002 & 2001, and the results of its operations, changes in stockholder equity, cash flows and computation of net capital for the years then ended in conformity with generally accepted accounting principles.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant

February 25, 2003

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET - ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash (NOTE 4) | $ 4,433 | $ - |
| Concessions Receivable Current (NOTE 1) | 121,215 | 56,954 |
| Concessions Rec. Prior MonthS ( NOTE 1) | - | 1,493 |
| Investment-NASDAQ (NOTE 5) | 3,252 | 3,252 |
| Security Deposit (NOTE 3) | 4,600 | |
| Prepaid Expenses & Taxes | 1,701 | - |
| Total Current Assets | $ 135,201 | $ 61,699 |
| FIXED ASSETS: | | |
| Office Equipment & Furniture (NOTE 1) | $ 30,039 | $ 16,903 |
| Computer Equipment | 17,188 | 13,427 |
| Leasehold Improvements | 878 | - |
| Organization Cost | - | 2,806 |
| Accumulated Depreciation | (21,027) | (18,095) |
| Total Fixed Assets | 27,078 | 15,041 |
| TOTAL ASSETS | $ 162,279 | $ 76,740 |

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET
LIABILITIES AND SHAREHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 | 2001 |
|---|---|---|
| LIABILITIES AND SHAREHOLDER EQUITY | | |
| LIABILITIES: | | |
| Cash Overdrawn | $ - | $ 15,556 |
| Accounts Payable | 2,151 | 5,991 |
| Income Tax Payable (NOTE 6) | 4,337 | - |
| Pension Contribution Accrual (NOTE 7) | 2,754 | - |
| Payroll Taxes Payable | 50,403 | 15,296 |
| Credit Cards | 29,020 | 11,041 |
| Notes Payable (NOTE 8) | 25,000 | - |
| Total Liabilities | $ 113,665 | $ 47,884 |
| SHAREHOLDER EQUITY: | | |
| Capital Stock (NOTE 9) | $ 8,060 | $ 31,000 |
| Paid In Capital | 10,133 | 10,133 |
| Retained Earnings | 30,421 | (12,277) |
| Total Shareholder Equity | 48,614 | 28,856 |
| TOTAL LIABILITIES AND SHAREHOLDER EQUITY | $ 162,279 | $ 76,740 |

The accompanying footnotes are an integral part of these financial statements

# PILLAR FINANCIAL SERVICES
## STATEMENT OF INCOME AND EXPENSES
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 | 2001 |
|---|---|---|
| INCOME: | | |
| Sales | $ 956,385 | $ 633,785 |
| Interest | - | 23 |
| TOTAL INCOME | $ 956,385 | $ 633,808 |
| EXPENSES: | | |
| Detail of Expenses (Page 4) | 908,550 | 658,703 |
| NET INCOME <LOSS> FROM OPERATIONS | $ 47,835 | $ (24,895) |
| EXPENSES OTHER THAN FROM OPERATIONS: | | |
| Gain <Loss> from Sale of Assets | $ - | $ - |
| Federal Corporation Income Tax | (812) | - |
| State Corporation Income Tax | (4,325) | (800) |
| TOTAL EXPENSES OTHER THAN OPERATIONS: | $ (5,137) | $ (800) |
| NET INCOME <LOSS> | $ 42,698 | $ (25,695) |

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
DETAIL OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 | 2001 |
|---|---|---|
| EXPENSES: | | |
| Advertising | $ 12,806 | $ 7,987 |
| Accounting and Legal | 10,005 | 7,874 |
| Bank Charges | 10 | 31 |
| Depreciation and Amortization | 5,738 | 3,076 |
| Dues and Subscriptions | 3,813 | 2,549 |
| Entertainment | 2,182 | 4,032 |
| Freight | 2,855 | 5,792 |
| Gifts & Promotion | 1,606 | 2,693 |
| Insurance | 18,001 | 20,245 |
| Interest Expense | 542 | 3,023 |
| License & Taxes | 2,681 | 1,830 |
| Mailing Lists | 2,731 | 4,282 |
| Meetings & Seminars Marketing | 60,116 | 47,080 |
| Miscellaneous | - | 122 |
| Office Supplies | 13,063 | 9,050 |
| Outside Services | 17,570 | 26,661 |
| Outside Computer Services | 9,755 | - |
| Pension Contributions | 60,357 | - |
| Printing | 16,323 | 14,375 |
| Postage | 27,253 | 14,689 |
| Rent | 25,935 | 17,650 |
| Repairs & Maintenance | 2,315 | 1,748 |
| Salaries | 575,354 | 433,114 |
| Security | 852 | 552 |
| Software | 360 | 439 |
| Supplies | 163 | 186 |
| Telephone | 6,511 | 5,904 |
| Taxes Payroll/Employer | 25,296 | 22,273 |
| Taxes – Property | 99 | 118 |
| Travel | 4,023 | 680 |
| Uniforms | 235 | - |
| Utilities | - | 648 |
| TOTAL EXPENSES FROM OPERATIONS | $ 908,550 | $ 658,703 |

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 | 2001 |
|---|---|---|
| Capital Stock | $ 41,133 | $ 15,133 |
| Paid in Capital | | - |
| Retained Earnings | (12,277) | 12,542 |
| TOTAL STOCKHOLDER EQUITY, Beginning of Year | $ 28,856 | $ 27,675 |
| **NET INCOME <LOSS>** | $ 42,698 | $ (25,695) |
| CA Income Tax Penalty | | - |
| Refund of Federal Taxes | | 876 |
| Change to Capital Stock | (26,000) | 26,000 |
| Purchase of Capital Stock | 3,060 | - |
| TOTAL CHANGES TO STOCKHOLDER EQUITY | $ 19,758 | $ 1,181 |
| Capital Stock | $ 8,060 | $ 41,133 |
| Paid in Capital | 10,133 | - |
| Retained Earnings | 30,421 | (12,277) |
| TOTAL STOCKHOLDER EQUITY End of Year | $ 48,614 | $ 28,856 |

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| CASH FLOWS FROM OPERATING ACTIVITIES: | **2002** | 2001 |
|---|---|---|
| Net Income <LOSS> | **$ 42,698** | $ (25,695) |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | **5,738** | 3,076 |
| Changes in assets and liabilities: | | |
| Concessions receivable – current | **(64,261)** | 31,498 |
| Concessions receivable – prior | **1,493** | 1,307 |
| Security Deposit | **(4,600)** | |
| Prepaid expenses | **(1,701)** | - |
| Accounts Payable | **(3,840)** | (15,144) |
| Income taxes payable | **4,337** | (592) |
| Accrued pension payable | **2,754** | (25,500) |
| Accrued payroll taxes | **35,107** | 14,967 |
| Refund of Federal Taxes | | 876 |
| CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES | **$ 17,725** | $ (15,207) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of assets | **$ (17,775)** | $ (9,726) |
| Investment in NASDAQ Stock/Warranty | | - |
| NET CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES | **$ (17,775)** | $ (9,726) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Notes Payables | **$ 25,000** | $ (67,500) |
| Credit Cards Payable | **17,979** | 11,041 |
| Capital Stock Investment | **(22,940)** | 26,000 |
| NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES | **$ 20,039** | $ (30,459) |
| NET CHANGE IN CASH AND CASH | **19,989** | (55,392) |
| BEGINNING CASH AND CASH | **(15,556)** | 39,836 |
| ENDING CASH AND CASH | **$ 4,433** | $ (15,556) |

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

| | |
|---|---|
| 1. Total ownership equity from Statement of Financial Condition | $ 48,614 |
| 2. Deduct ownership equity not allowable | - |
| 3. Total ownership equity qualified for Net Capital | 48,614 |
| 4. Add: Liabilities subordinated to claims | - |
| 5.Total capital & allowable subordinated liabilities | 48,614 |
| 6. Deductions and/or charges: | |
| A) Total non-allowable assets | (36,631) |
| 7. Other additions and/or allowable credits | - |
| 8. Net capital before haircuts on securities position | 11,983 |
| 9. Haircuts on securities | |
| 10. Net Capital | $ 11,983 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| 11. Minimum net capital required | 7,578 |
| 12. Minimum dollar net capital requirement | 5,000 |
| 13. Net capital requirement | 7,578 |
| 14. Excess Net Capital | 4,405 |
| 15. Excess Net Capital at 1000% | 617 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| 16. Total liabilities | 113,665 |
| 19. Total aggregate indebtedness | 113,665 |
| 20.Percentage of aggregate indebtedness to net capital | 948.55% |
| 21. Percentage of debt to debt-equity total | 70.04% |

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Pillar Financial Services, Inc. is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operation

Pillar Financial Services Inc. operates as a retirement, investment and financial planning company. They do investment advising and portfolio management for their clients.

Revenue Recognition

Revenue transactions are recorded on trade date on an accrual basis. The Concessions Receivable - Current account is for commissions and management fees earned and that are outstanding for 30 days or less. The Concessions Receivable - Prior month account is for commissions earned and those are past due 31 days or more.

Property and Computer Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: 5 years for property and computer equipment. When assets have been discontinued in service, they are removed from the depreciation schedule.

Provision for Income Tax

Pillar Financial Services, Inc. is registered as California C Corporation and accordingly files Forms 1120 and 100 with the federal and state governments, respectively.

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - Computation of Net Capital

| | Dec 31, 2002 | Dec 31, 2001 |
|---|---|---|
| Total Assets | **$ 162,279.** | $ 76,740. |
| Less - Liabilities | **< 113,665.>** | < 47,884.> |
| Less - Non-allowable Assets | **< 36,631.>** | < 19,786.> |
| Net Capital | **$ 11,983.** | $ 9,070. |

The required minimum net capital for Pillar Financial Services, Inc, is $ 7,578.00.

NOTE 3 - Office Space Lease

The corporation headquarters is located at 1600 S. Main Street # 335, Walnut Creek, CA. It is leased on a three-year arrangement. There is a security deposit of $ 4,600 paid and on record.

NOTE 4 – Cash in Bank

| | |
|---|---|
| Wells Fargo Bank Checking | $ 4,433 |
| Total Cash in Bank | $ 4,433 |

NOTE 5 – NASDAQ Stock Warrants

On June 28, 2000 Pillar Financial Services, Inc. purchased 300 warrants for a net price of $ 3,252.11. The warrants give Pillar the right to purchase shares of NASDAQ, Inc. stock if and when they go public and issue stock. The NASDAQ has not gone public and/or authorized stock issuance to date and therefore the warrants have suspended value. It is carried on the financial statements at cost because the NASDAQ does intend to issue stock in the future.

NOTE 6 – Income Tax Provision

The income tax is shown on the financial statements as Federal tax $812. and California tax $4,325. There is $ 21,467. depreciation on the federal tax return; this is $ 15,729. more than deducted on the financial statements and California return. The Sec. 179 Federal depreciation of $ 2,624. from year 2001 is carried and utilized in 2002. The 2001 Federal NOL of $ 23,460 is also carried forward and utilized in the 2002 taxable income computation. The California NOL is suspended for two years by California Tax Law and carried forward to future years.

NOTE 7 - Pension Plan

The Company provides a SEP - IRA pension for employees who meet the 3 years employment law requirement. As of year end 2002, there are 4 employees who meet the requirement. The SEP - IRA are funded at 13.375%.

NOTE 8 – Notes Payable

Pillar Financial Services, Inc. has an unsecured line of credit of $ 25,000 with Key West Bank for revolving credit. It is renewable annually and subject to the prime interest rate.

NOTE 9 – Capital Stock

Pillar Financial Services, Inc. incorporated in August 10, 1988 and authorized 1000 shares of one class of common stock par value $ 10.00 to be issued. At the company's inception an existing company was exchanged into capital stock of 500 shares with a capital basis of $ 15,133. This is now reflected as $ 5,000 capital stock and $ 10,133 additional paid in capital. There have been 306 shares of stock issued to an employee at par value $ 10.00 per share. Thus there are now 806 shares of stock issued and outstanding for capital stock basis of $ 8,060. and paid in capital of $ 10,133.

**David H. Volkar**
**Certified Public Accountant**
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail dvolkar@volkarcpa.com
Fax (925) 609-8393
(925) 609-8227

## INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

Pillar Financial Services, Inc.
1600 South Main Street, suite 335
Walnut Creek, CA 94596

My report on the audit of the basic financial statements of Pillar Financial Services, Inc. for the year ending December 31, 2002 appears on page 1. I conducted the audit in accordance with generally accepted auditing standards. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The annual audited report X-17 A-5 part III and the schedule of reconciliation of differences between audited and audited net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. They are required by the National Association of Security Dealers (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Volkar

David Volkar
Certified Public Accountant
Pleasant Hill, CA 94523

February 25, 2003